51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

GreenPower Motor Company Inc. (the "Company" or "GreenPower")

#240 - 209 Carrall Street

Vancouver, BC V6B 2J2

Item 2 Date of Material Change

September 16, 2022

Item 3 News Release

The news release dated September 16, 2022 was disseminated through CNW.

Item 4 Summary of Material Change

On September 16, 2022, the Company entered into a sales agreement (the "Sales Agreement") with Roth Capital Partners, LLC ("Roth"), to establish an at-the-market equity program (the "ATM Program"). The Company intends to issue up to US$20,000,000 of common shares (the "Common Shares") of the Company under the ATM Program.  The Common Shares will be issued from treasury to the public from time to time, at the Company's discretion. Any Common Shares sold under the ATM Program will be sold at market price, or as otherwise agreed upon by the Company and Roth by means of ordinary brokers' transactions on the Nasdaq Capital Market ("Nasdaq") or any other existing trading market for the Common Shares in the United States.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On September 16, 2022, the Company entered into the Sales Agreement with Roth, to establish the ATM Program. The Company intends to issue up to US$20,000,000 of the Common Shares under the ATM Program. The Common Shares will be issued from treasury to the public from time to time, at the Company's discretion. Any Common Shares sold under the ATM Program will be sold at market price, or as otherwise agreed upon by the Company and Roth by means of ordinary brokers' transactions on the Nasdaq or any other existing trading market for the Common Shares in the United States. The Company intends to use the net proceeds of any sales of Common Shares under the ATM Program for the production of all-electric vehicles, including EV Star cab and chassis, EV Star cargo, EV Stars and school buses, as well as for product development with the remainder, if any, for general corporate purposes.

Under the Sales Agreement, sales of Common Shares will be made through "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions on the Nasdaq or on any other existing trading market for the Common Shares in the United States. No Common Shares will be offered or sold in Canada under the ATM Program. The Company is not obligated to make any sales of Common Shares under the Sales Agreement. The offering of Common Shares pursuant to the Sales Agreement will terminate upon the earlier of (i) the termination of the Sales Agreement by the Company or Roth (ii) the issuance and sale of all of the Common Shares subject to the Sales Agreement, or (iii) November 4, 2023. The Company will pay Roth a commission rate equal to 2.75% of the aggregate gross proceeds from the sale of Common Shares pursuant to the Sales Agreement. The Company will also reimburse Roth for certain of its expenses.

The ATM Program is being made pursuant to a prospectus supplement to the Company's base shelf prospectus dated October 1, 2021, included in the Company's existing U.S. registration statement on Form F-10. The prospectus supplement relating to the ATM Program has been filed with the securities commissions in each of the provinces of British Columbia, Alberta and Ontario, and with the United States Securities and Exchange Commission.

5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

None.

Item 8 Executive Officer

Fraser Atkinson, CEO, Chairman and Director, (604) 220-8048

Item 9 Date of Report

September 16, 2022

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material change report contains forward-looking statements. Forward-looking statements are not based on historical facts, but rather on management's current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. The forward-looking statements in this material change report include statements relating to the ATM Program, including the number of Common Shares to be sold in connection thereto, the proposed use of proceeds from the ATM Program, and the termination of the Sales Agreement. These statements involve risks, estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in these statements, including, among others, risks and uncertainties associated with market conditions, as well as risks and uncertainties associated with GreenPower's business and finances in general. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. GreenPower undertakes no obligation to update or revise any forward-looking statements for any reason, except as required by law, including the securities laws of the United States and Canada.